EXHIBIT 5.1




December 9, 1996

MasTec, Inc.
3155 N.W. 7th Avenue
Miami, Florida 33122-1205

RE: Registration Statement on Form S-3 (Registration No. 333-11013) of MasTec, Inc.

Dear Sir or Madam:

         I am Senior Vice President and General Counsel to MasTec, Inc., a Delaware corporation (the "Company"). I have reviewed the referenced registration statement relating to the sale by the Company of up to 1,000,000 shares of the Company's voting common stock, $.10 par value (the "Shares"). It is my opinion that the Shares have been duly and validly authorized and, when issued, delivered and paid for, will be validly issued, fully paid and nonassessable.

         I consent to the use of this opinion in the referenced registration statement and to the reference to my opinion under the caption "Legal Matters" in the prospectus constituting part of the registration statement.

Sincerely,


/s/ JOSE M. SARIEGO
-------------------
Jose M. Sariego
Senior Vice President
and General Counsel